Exhibit 12.1
HANESBRANDS INC.
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)
(Unaudited)

	Years Ended
	December 30, 2017	December 31, 2016	January 2, 2016	January 3, 2015	December 28, 2013
Earnings, as defined:
Income from continuing operations before income tax expense, noncontrolling interest and income/loss from equity investees	$537,061	$570,872	$474,568	$464,836	$395,866
Fixed charges	250,942	201,973	156,303	129,034	129,034
Amortization of capitalized interest	2,352	2,430	2,758	2,719	2,754
Interest capitalized	(1,226)	(1,695)	(2,566)	(1,355)	(930)
Noncontrolling interest in pre-tax income	—	—	—	—	—
Total earnings, as defined	$789,129	$773,580	$631,063	$595,234	$526,724

Fixed charges, as defined:
Interest expense	$179,110	$148,791	$114,686	$93,080	$97,054
Amortized premiums, discounts and capitalized expenses related to indebtedness	10,298	9,139	7,077	6,011	6,921
Interest factor in rental expenses	61,534	44,043	34,540	29,886	25,059
Total fixed charges, as defined	$250,942	$201,973	$156,303	$128,977	$129,034

Ratio of earnings to fixed charges	3.14	3.83	4.04	4.62	4.08

Note:
The Ratio of Earnings to Fixed Charges should be read in conjunction with our consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference in this Form 10-K. The interest expense included in the fixed charges calculation above excludes interest expense relating to the Company's uncertain tax positions. The interest factor in rental expenses is calculated as one-third of rent expense.